uSell.com, Inc.

171 Madison Ave., 17th Floor

New York, NY 10016

December 20, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:	uSell.com, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 12, 2017
File No. 000-50494
Registration No. 333-221825

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, uSell.com, Inc. (the “Company”) hereby requests that the above-captioned Registration Statement be made effective at 4:30 p.m., Eastern Standard Time, on December 22, 2017 or as soon thereafter as practicable.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Brian Bernstein, Esq. at (561) 471-3516 or bbernstein@nasonyeager.com and such effectiveness also be confirmed in writing.

Very truly yours,

uSell.com, Inc.

By:	/s/ Nikhil Raman
Name:	Nikhil Raman
Title:	Chief Executive Officer